February 9, 2012

VIA EDGAR (Correspondence Filing)

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

The Multi-Strategy Growth & Income Fund (the "Fund")

File Numbers: 333-174909, 811-22572

Dear Ms. Browning:

On behalf of The Multi-Strategy Growth & Income Fund (the "Fund" or "Registrant"), this letter responds to the oral comments that Ms. Browning provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") on February 3, 2012 and February 8, 2012, with respect to the amended registration statement of the Fund on Form N-2 (the "Registration Statement").  The Fund anticipates submitting an additional amended registration statement on Form N-2/A during February 2012.  We have attached a marked version of affected sections of Form N-2 that reflects edits made in response to Ms. Browning's comments.

Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Universal

1.

In addition to references to the liquidity of shares of the Fund, revise the references to the limited liquidity of the Fund's investments to make clear they are illiquid.

Response:

The Registrant has revised references to the liquidity of shares of the Fund and references to the limited liquidity of the Fund's investment to make clear they are each illiquid.

Summary

2.

Under the heading "Alternative Investment Funds," in the description of BDCs, delete the phrase "SEC registered" because BDCs are not registered with the SEC.  In addition, add disclosure regarding BDCs to indicate that BDCs usually trade at a discount because they invest in unlisted securities and have limited access to capital markets.

Response:

The Registrant has amended disclosures related to alternative investment funds to remove reference to SEC registration and to indicate that BDCs usually trade at a discount because they invest in unlisted securities and have limited access to capital markets.

3.

In the section titled Debt Securities, clearly disclose that the Fund may invest in debt of any credit quality, including unrated securities.  The disclosure states that the Fund invests debt securities that the adviser believes are creditworthy, and later explains that the Fund may invest in debt securities that are considered to be junk bonds.  This appears to be an incongruity and should be revised.  If the credit agencies consider a bond to be a junk bond, is it accurate to say that the adviser could determine it to be creditworthy?  In addition, the disclosure references bonds that "have acceptable recovery value in the event of default."  Please clarify the meaning of this phrase.  Is the registrant indicating that there could be recovery in bankruptcy?  This disclosure is not clear.  The risk disclosure for debt securities should include an explanation of the impact on the fund if the adviser's assessment of credit quality proves to be incorrect.  Finally, the disclosure on debt securities indicates that the adviser employs "measures such as" debt to assets, debt service coverage.  Please delete the phrase "measures such as" and describe each method employed by the adviser to select the debt securities.

Response:

The Registrant has amended disclosure to note that securities may not be rated.  Also, the Registrant has amended disclosures related to debt securities to further explain that the adviser seeks out debt securities that it believes will pay interest and principal as scheduled, or will have acceptable recovery following default such as through restructuring or through bankruptcy.  The Registrant notes that a junk bond rating is not equivalent to default but rather an assessment of potential risk.  The Registrant has amended disclosures to note that the adviser's assessment may prove incorrect and replaced "such as" with "consisting of" when describing assessment of debt securities.

4.

Please describe the types of notes in which the Fund may invest and the attendant risks of each type of note.  If applicable, add risk disclosure regarding extension risk in addition to the prepayment risk.

Response:

The Registrant has amended note-related risk disclosures to include extension risk in addition to prepayment risk and believes note-specific risks are otherwise disclosed.

5.

In the section entitled Investment Strategy, the disclosure states that the adviser delegates execution of the management of some or all of the common stock portion of the portfolio to a sub-adviser.  Disclose the amount of the portfolio that is expected to be managed by the sub-adviser.

Response:

The Registrant has amended investment strategy sub-adviser disclosures to indicate it anticipates approximately 20% of Fund assets will be managed by the sub-adviser.

6.

In the fee table, please confirm that the interest expense is included in the "Total Annual Expense after Fee Waiver" number, or correct the disclosure.  In addition, revise footnote 1 to indicate that the estimate is based on amounts for the "initial 12 months" rather than "current fiscal year".  Please confirm to the staff that the Acquired Fund Fees and Expenses include the expense of investing in BDCs.  Footnote 3 to the fee table should be revised to indicate that the expense limitation agreement will remain in effect at least one year from the effective date.  Please revise the dates in the footnote accordingly.

Response:

The Registrant has amended the fee table and footnotes to correct the erroneous inclusion of interest expense under the expense limitation agreement.  The registrant has replaced "current fiscal year" with "initial 12 months" as requested.  The Registrant confirms that the Acquired Fund Fees and Expenses estimate includes the expense of investing in BDCs.  The Registrant undertakes to include disclosure stating that the expense limitation agreement will remain in effect for at least one-year from the effective date, once the effective date is known.

7.

In the risk disclosure sections, if applicable, please include the risk that the Fund may lose more than its initial investment in a security if such a security is assessable, requires the Fund to indemnify or otherwise assume the liabilities of investment-related parties, or if there is a risk that the limited liability legal structure of an issuer may be disregarded, thus obligating the Fund to answer for all or part of an issuer's liabilities.

Response:

The Registrant does not invest in securities that are assessable or require the Fund to indemnify or otherwise assume the liabilities of investment-related parties.  The Registrant has included disclosures stating that the limited liability legal structure of an issuer may be disregarded, thus obligating the Fund to answer for all or part of an issuer's liabilities.

Portfolio Investments – Select additional information

8.

Under the subheading Real Estate Investment Trusts, provide some qualitative description of how the adviser selects REITs.

Response:

The section entitled Real Estate Investment Trusts is provided to give supplemental information regarding the nature of REITs, while the adviser's selection techniques, such as "a regimen of quantitative and qualitative criteria"; "strength of the sponsor and management";" stability of income, distribution yield and distribution coverage from operations"; "availability of debt and equity financing"; "price-to-earnings or price-to-cash flow or funds-from-operations multiple analysis … within a sector"; "earnings growth"; "property level debt" and "sustainability of the business model" are previously disclosed under the sections entitled "Investment Strategy" and "Investment Strategy and Criteria Used in Selecting Investments."

* * *

The Fund has authorized us to convey to you that the Fund acknowledges:

•

The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

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